Ex-Filing Fees

Calculation of Filing Fee Table

Schedule TO-T

(Rule 14d-100)

MorphoSys AG

(Name of Subject Company)

Novartis AG

(Offeror – Name of Filing Person)

Table 1-Transaction Valuation

	Transaction Valuation*	Fee Rate	Amount of Filing Fee**
Fees to Be Paid	$2,804,450,121	0.00014760	$413,937
Fees Previously Paid	$0		$0
Total Transaction Valuation	$2,804,450,121
Total Fees Due for Filing			$413,937
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$413,937

* The calculation of the transaction valuation assumes the purchase of no-par value bearer shares (each, a “MorphoSys Share”), of MorphoSys AG (“MorphoSys”), including those MorphoSys Shares represented by American Depositary Shares (“MorphoSys ADSs”) at a purchase price of €68.00 per MorphoSys Share in cash, converted into a purchase price of $73.72 per MorphoSys Share using a rate of 1.0841 U.S. dollars per 1.00 Euro, the noon buying rate as of April 5, 2024 published by the Federal Reserve Bank of New York. The calculation of the transaction valuation is determined by adding the sum of (i) 37,716,423 issued MorphoSys Shares (including MorphoSys Shares held by MorphoSys in treasury) and (ii) 325,494 additional MorphoSys Shares exercisable prior to the expiry of the three (3) month period following the publication of the Offer Document, multiplied by the offer consideration of $73.72 per MorphoSys Share.

** The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, and the Fee Rate Advisory for Fiscal Year 2024, issued August 25, 2023, by multiplying the transaction valuation by 0.00014760.